Mail Stop 3561

August 25, 2006

Calvin C. Cao
Chief Executive Officer and President
Stem Cell Therapy International, Inc.
2203 N. Lois Avenue, 9th Floor
Tampa, Florida 33607

       Re: **Stem Cell Therapy International, Inc.**
              Amendment No. 1 to Registration Statement on Form 10-SB
              Filed July 31, 2006
              File No. 0-51931

              Form 10-QSB for Fiscal Year Ended June 30, 2006
              Filed August 21, 2006
              File No. 0-51931

Dear Mr. Cao:

      We have reviewed of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers to which we refer in this letter correspond to the page numbers in the marked copy of the registration statement provided to us by counsel.

General

    1. Please tag your next amendment as "10SB12G/A" on EDGAR, and please indicate on the front page of your registration statement that the document is an amended Form 10-SB.

    2. Please be advised of your financial reporting requirements as a Section 12G registrant under the Securities Act of 1934. In this regard, please file your Form 10-KSB for your fiscal year end March 31, 2006 as soon as practicable. See Rule 13a-1 of the Securities Act of 1934.

3. We note your response to comment 2 in our letter dated May 24, 2006. Please provide the exact Internet address at www.nature.com where your readers can find O. Lindvall's article, "Stem Cells For The Treatment of Neurological Disorders." It appears that the exact address is http://www.nature.com/nature/journal/v441/n7097/full/nature04960.html.

Principal Products and Services, page 6

4. We note your response to comment 3 in our letter dated May 24, 2006. In your revised disclosure on page 6, you state that you are only a "'middle man' between stem cell product suppliers, affiliated clinics, and patients." In fact, you state that you "do not directly offer any medical [advice], diagnosis or treatment involving Stem Cells, and [you] do not create stem cells." Your primary source of revenue comes from providing referral, information, and education services to patients and from supplying the clinics with stem cell products that they will use on the patients you refer. In this section, please discuss the following:

    *   the manner in which you are affiliated with the Institute of Cell Therapy and the treatment facilities in Kiev, Ukraine and Tijuana, Mexico, including your level of control of these affiliates, if any;

    *   whether you ever refer patients to any treatment clinic other than your two affiliated clinics in Tijuana, Mexico and Kiev, Ukraine;

    *   whether your affiliated treatment clinics receive patients other than from your referrals;

    *   whether the amounts you charge your patients for your services are comparable to what your competitors would charge similar patients and whether the amounts you charge your affiliated clinics for stem cell products are comparable to amounts you would otherwise negotiate in arms length transactions with third party clinics; and

    *   the possibility of conflicts of interest regarding your relationships with your patients and your affiliated clinics, if any, and any steps you are taking to mitigate any possible conflicts.

Company Strategy, page 14

5. We note your response to comment 11 in our letter dated May 24, 2006. In addition to your expanded disclosure, please explain briefly, in your fourth bullet point, how you will increase your sales to university and private labs globally.

Cryopreservation, page 23

6. We note your response to comment 18 in our letter dated May 24, 2006. Please expand your disclosure to explain why stem cell therapy combined with your biological preparations was "especially impressive" in showing the biological and functional ability to rejuvenate and improve the quality of life.

Marketing and Promotion, page 25

7. We note your response to comment 21 in our letter dated May 24, 2006. In your response, you state that you have removed the disclosure discussing the fact that you will set up and link certain websites in cooperation with the "known Net medical communications experts." However, it appears that this disclosure remains in your second-to-last bullet point on page 26 of your document. Please revise or advise.

Competition, page 27

8. We note your response to comment 22 in our letter dated May 24, 2006. Please disclose the types and approximate number of entities with which you compete and your business position relative to those entities. In this regard, please discuss how you compare to your competitors in the "principal competitive factors" you list in the last paragraph of this section.

Intellectual Property, page 30

9. We note your response to comment 26 in our letter dated May 24, 2006. It appears that you list several patents granted to you by the former Soviet Union. Please disclose the current status of those patents. For example, please indicate whether those patents are recognized by Russia and any other independent former Soviet Union states, including Ukraine. If not, please consider removing any reference to those patents.

Management of Potential Growth: Limited Senior Management Resources, page 33

10. We note your response to comment 32 in our letter dated May 24, 2006. In the first paragraph of this subsection, you state that you "expect" to accomplish your expansion goal by adding additional affiliate clinics and by increasing your

marketing efforts. Also, you state that you "expect" to increase the number of patients you treat and the visibility of stem cell therapy. Further, in the second paragraph of this subsection, you state that your expansion is "expected" to place a significant strain on your management. These statements appear to imply that expansion of your operations is almost inevitable. Given that there is no certainty that you will achieve rapid and significant growth, please revise your disclosure to convey to your readers only that you may expand your operations, and this possible expansion may strain significantly your operational and financial resources.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 36

11. We note your response to comment 33 in our letter dated May 24, 2006. However, again, please expand further this section to discuss the known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing. For example, in the first paragraph on page 40, you list the factors that may adversely affect your quarterly operating results. Please expand this discussion to explain how each of these material factors has affected you in the past and how you believe each will affect you in the future based upon your knowledge of your operations and your industry. Also, please discuss the material opportunities, challenges, and risks in the short and long term provided by these factors and the actions you are taking to address them.

General Overview, page 37

12. We note your disclosure in the first paragraph that on September 1, 2005 "Therapy International Corp., a Nevada corporation ("Stem Cell Florida")" acquired you by a reverse acquisition. This disclosure appears incorrect and does not accurately correspond to the proposed disclosure you included in your response letter. Please revise or advise.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 43

13. We note your response to comment 46 in our letter dated May 24, 2006. Please tell us the relationship between Calvin Cao and Thuy-Van Chau that would deem Mr. Cao the beneficial owner of Thuy-Van Chau's 3,000,000 shares.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 44

14. We note your response to comments 51 and 52 in our letter dated May 24, 2006. Please state, if true, that Daniel J. Sullivan was the Chief Financial Officer for Skylynx Communications, Inc. from November 2003 to September 2005 and that Peter K. Sidorenko was a National Account Executive and Business Operations

Manager for Technology Systems Group from August 2003 to September 2005. If not true, please disclose both individuals' business experiences during those periods.

15. On your website, you list Lixian (John) Jiang as the Chief Operating Officer of your China Division. Since he is listed on your website as part of management, it would appear that Mr. Jiang is a significant employee per Item 401(b) of Regulation S-B. If so, it appears that you should include all the applicable information about him that is required by Items 401(a) of Regulation S-B.

European Scientific and Medical Advisory Board & Officers of ICT's Clinic…, page 47
Scientific and Medical Advisory Board – United States and Mexico, page 48

16. On your website you list Dr. Yuriv Gladkikh as your Chief of Scientist and Dr. Galina Lobyntseva as your Chief of Manufacturing. However, in your registration statement, you state that these individuals are not your employees. We also note your claim in your response letter that none of these individuals are "significant employees." If these individuals are not your employees, please revise your website to clarify their employment status, or explain.

17. We note your response to comment 5 and in our letter dated May 24, 2006. You state that you have engaged the 12 individuals you list on pages 47 and 48 as "independent consultants" to assist you as part of your European and United States and Mexico Medical and Scientific Advisory Boards. In this section, and in all applicable sections throughout your document, please clarify, if true, that these advisory board members you engage are compensated by you and describe the manner in which they are compensated. Please also address the possibility of conflicts of interest in certain of your advisory board members referring patients to your affiliated clinics and then selling to those clinics the patients' stem cell products.

Item 6. Executive Compensation, page 48

18. According to your response to comment 54 in our letter dated May 24, 2006, Calvin Cao purchased all of his shares at par value and he has forfeited all forms of compensation for 2005. Please include Mr. Cao's purchases in your Recent Sales of Unregistered Securities section or advise.

19. According to your response to comment 54 in our letter dated May 24, 2006, Daniel Sullivan received his 200,000 shares of common stock as compensation in lieu of monetary compensation. Accordingly, please expand your disclosure to disclose the amount of monetary compensation that was owed to Mr. Sullivan for his services in 2005. In other words, please disclose the fair value of the 200,000 shares of common stock paid to Mr. Sullivan in lieu of monetary compensation.

Please also include this transaction in your Recent Sales of Unregistered Securities section or advise.

20. We note your response to comment 54 in our letter dated May 24, 2006. Please explain to us how you are accounting for the restricted stock that was issued to Mr. Sullivan. In this regard, we did not see reference to the restricted stock in your audited financial statements for the fiscal year ended March 31, 2006. Please explain to us how you calculated the fair value of such awards and provide a discussion of the vesting and service requirements. We may have further comments.

Part II

Item 3. Changes in and Disagreements with Accountants, page 54

21. Please revise your disclosure with respect to changes in accountants so that it is consistent with the disclosure in the Item 4.01 to the Form 8-K you filed on August 4, 2006.

Item 4. Recent Sales of Unregistered Securities, page 54

22. Please disclose the price per share of the shares you issued to Westminster Securities and two of its employees on February 16, 2006.

23. Since Section 4(2) and Rule 506 of the Securities Act of 1933 are available only to the issuer, please tell us the exemption relied upon by R Capital for the sale of 4,000,000 shares to unaffiliated finders and 14,150,804 shares to the shareholders of Stem Cell Florida.

24. We refer you to the transaction on September 1, 2005. Please breakdown the number of shares disclosed in the three bullet points to disclose the amount of shares issued by you and the amount of shares transferred by R Capital. For example, of the 13,530,668 shares that were received by the shareholders of Stem Cell Florida, how many of the shares were issued by you and how many of the shares were transferred from R Capital?

25. We note your response to comment 65 in our letter dated May 24, 2006. As the Pink Sheets are not appropriately deemed as a public trading market, please revise to clearly indicate that the term "Market Price" refers to the quoted price on the Pink Sheets.

Financial Statements

Statements of Operations, page F-3

26. We note your response to comment 72 of our letter dated May 24, 2006. Please advise us or revise your document as appropriate to clarify your accounting for the issuance of preferred stock. In your response, you state there was no beneficial conversion feature because the common stock market price was significantly less than the conversion price when the preferred stock was issued. However, it is not clear how the transaction was accounted for in the financial statements. In this regard, we note the loss available to common shareholders was increased by a discount of $10,000 on preferred stock. This discount of $10,000 reflected on the face of the statements of operations appears to be the same $10,000 disclosed as a dividend on the statements of changes in stockholders' deficit. Also, in Note 8 to the financial statements, reference is made to a beneficial conversion feature recorded of $10,000.

Note 1. Background Information, page F-9

27. In the second paragraph, you disclose that you manufacture allo stem cell biological solutions. On page 6, you disclose that your stem cell products are manufactured by the Institute of Cell Therapy. Please revise to clearly indicate whether the company also manufactures products in addition to the products obtained from the Institute of Cell Therapy.

Form 10-QSB for the Quarter Ended June 30, 2006

Item 3. Controls and Procedures, page 8

28. In the first paragraph of this section, you state that your chief financial officer, who serves as your principal financial and accounting officer, and your president, who serves as your principal operating officer, have concluded that your disclosure controls and procedures are effective. However, the conclusion as to whether your disclosure controls and procedures are effective must be made by your principal financial officer and your principal executive officer. As it is written, your principal executive officer has not concluded whether your disclosure controls and procedures are effective. Therefore, please confirm to us, if true, that your president is your principal executive officer and that he concluded in his capacity as your principal executive officer that your disclosure controls and procedures are effective. Also, please confirm to us that you will make this change in your future filings. If your president is not your principal executive officer, please revise your document to indicate whether your principal executive officer concluded whether your disclosure controls and procedures are effective.

Similarly, in the second paragraph of this section, you state that your chief financial officer and your president participated in the determination that there were no changes in your internal controls over financial reporting during your last fiscal quarter. Please confirm to us, if true, that your chief financial officer and your principal executive officer participated in this determination. Also, please confirm to us that you will make this change in your future filings. If your president is not your principal executive officer, please revise your document to indicate whether your principal executive officer participated in the determination that there were no changes in your internal controls over financial reporting during your last fiscal quarter.

29. You have only provided part of the definition of disclosure controls and procedures with respect to management's conclusions that the disclosure controls and procedures are effective "in alerting [management] to material information regarding the Company's financial statement and disclosure obligation in order to allow the Company to meet its reporting requirements under the Exchange Act in a timely manner." Therefore, please confirm to us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in your reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in our rules and forms. Also, please confirm to us that your disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e). Also, please confirm to us that you will make these changes in your future filings.

Exhibit 31.1

30. Please confirm to us, if true, that Calvin Cao is your principal executive officer and that he is signing the 302 certification in his capacity as principal executive officer. Also, please confirm to us that you will make this change in your future filings. If Calvin Cao is not your principal executive officer, please revise your certification so that your principal executive officer signs the certification.

31. Please confirm to us that you will remove the term "quarterly" before the term "report" throughout your document, except for in the first paragraph in future filings. In this regard, please note that the 302 certifications must contain the exact language in Item 601(b)(31) of Regulation S-B. Please also note that this comment also applies to Exhibit 31.2.

*　　*　　*　　*　　*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: M. Richard Cutler, Esq.
       Cutler Law Group
       Via Fax: (706) 738-1966